Exhibit 99.1

FOR IMMEDIATE RELEASE

DragonWave Announces Share Consolidation

Ottawa, Canada, January 27, 2016 - DragonWave Inc. (TSX: DWI; NASDAQ: DRWI), a leading global supplier of packet microwave radio systems for mobile and access networks, announced today that it intends to proceed with the share consolidation (the “Consolidation”) as proposed in the Management Proxy Circular dated December 11, 2015 and approved at the Company’s special meeting of shareholders on Tuesday January 26, 2016. This announcement provides additional details on the Consolidation.

At a special meeting held on January 26, 2016, DragonWave’s shareholders approved a Consolidation on the basis of a consolidation ratio of between 1-for-15 and 1-for-25. The Board of Directors intends to implement the share Consolidation on the basis of twenty-five (25) pre-Consolidation shares for one (1) post-Consolidation share.

The Consolidation of the Company’s common shares is intended to establish the basis for the shares to trade above US$1.00, as per the listing requirements of the NASDAQ Stock Market (“NASDAQ”). Taking this step will support the Company’s efforts to maintain market access and trading liquidity of current and future shareholders who trade on the NASDAQ exchange.

DragonWave expects that the Consolidation will reduce the number of outstanding common shares from approximately 75,493,513 to approximately 3,019,717. Proportionate adjustments will be made to the Company’s outstanding warrants, stock options and restricted share units. No fractional common shares will be issued pursuant to the Consolidation and any fractional shares that would have otherwise been issued will be rounded down to the nearest whole number.

The Company will be seeking the final approval from the Toronto Stock Exchange (“TSX”) to effect the Consolidation and has provided notification of the Consolidation to NASDAQ. Subject to final confirmation by TSX and NASDAQ, it is expected that the post-Consolidation common shares will begin trading on each of NASDAQ and TSX at the opening of markets on February 4, 2016 under its current NASDAQ and TSX trading symbols, “DRWI” and “DWI”, respectively.

Letters of transmittal with respect to the Consolidation were mailed to registered shareholders with the Management Proxy Circular on or about December 21, 2015 advising that, upon the effectively of the Consolidation, registered shareholders should surrender their existing share certificates (representing pre-Consolidation Common

Shares) for replacement share certificates (representing post-Consolidation Common Shares). Until surrendered, each existing share certificate will be deemed, for all purposes, to represent the number of Common Shares to which the holder thereof is entitled as a result of the Consolidation.

Registered shareholders may also obtain copies of the letter of transmittal by contacting DragonWave’s transfer agent, Computershare Investor Services Inc. or under DragonWave’s profile on SEDAR at www.sedar.com.

Shareholders who hold their shares through their broker or other intermediary and do not have actual share certificates/DRS Advices registered in their name will not be required to complete and return a letter of transmittal. Any pre-Consolidation shares owned by such shareholders will automatically be adjusted as a result of the Consolidation to reflect the applicable number of post-Consolidation shares owned by them and no further action is required to be taken by such shareholders.

About DragonWave

DragonWave® is a leading provider of high-capacity packet microwave solutions that drive next-generation IP networks.  DragonWave’s carrier-grade point-to-point packet microwave systems transmit broadband voice, video and data, enabling service providers, government agencies, enterprises and other organizations to meet their increasing bandwidth requirements rapidly and affordably.  The principal application of DragonWave’s products is wireless network backhaul.  Additional solutions include leased line replacement, last mile fiber extension and enterprise networks.  DragonWave’s corporate headquarters is located in Ottawa, Ontario, with sales locations in Europe, Asia, the Middle East and North America.  For more information, visit http://www.dragonwaveinc.com.

DragonWave®, Horizon® and Avenue® are registered trademarks of DragonWave Inc.

Forward-Looking Statements

This document includes forward-looking statements, including forward-looking statements within the meaning of applicable securities laws. Forward-looking statements include, but are not limited to the Company’s ability to maintain NASDAQ listing requirements, including minimum bid price, the receipt of final approval from the TSX and the NASDAQ, the anticipated date on which the post-Consolidation common shares will begin trading on the TSX and the NASDAQ, and other statements which are not historical facts. When used in this document, the words such as “could,” “plan,” ““estimate,” “expect,” “intend,” “may,” “potential,” “should,” and similar expressions relating to matters that are not historical facts are forward-looking statements. Although DragonWave believes that its expectations reflected in these forward-looking statements are reasonable, such statements involve risks and uncertainties and no assurance can be given that actual results will be consistent with these forward-looking statements. Important factors that could cause actual results to differ from these forward-looking statements include the potential that regulatory approvals will not be received within the expected time frames and other risks disclosed in the public documents filed by DragonWave with U.S. and Canadian securities regulatory authorities. DragonWave assumes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by law.

Media Contact:	Media Contact:	Investor Contact:
Nadine Kittle Marketing Communications DragonWave Inc. nkittle@dragonwaveinc.com Tel: 613-599-9991 ext. 2262	Becky Obbema Interprose Public Relations (for DragonWave) Becky.Obbema@interprosepr.com Tel: (408) 778-2024	Peter Allen President & CEO DragonWave Inc. Investor@dragonwaveinc.com Tel: 613-599-9991 ext. 2222